HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                               December 31, 1998



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the three months ended December 31, 1998 increased $4,975 as compared to the three month period ended December 31, 1997. The increase is primarily due to the increase in interest income. Interest was received on real estate contracts receivable for the entire three month period ended December 31, 1998; whereas interest was received for only part of the three month period ended December 31, 1997. The real estate contracts receivable were obtained during the three month period ended December 31, 1997. They were not owned for the entire three months.